March 31, 2010

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

SGM Funds- File Nos. 333- 154553 and 811- 22247

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, SGM Funds (the "Registrant") hereby requests the withdrawal of the Post-Effective Amendment to its registration statement on Form N-1A, filed with the U.S. Securities and Exchange Commission (the "SEC") on March 2, 2010 (Accession No. 0001162044-10-000120) ("Amendment No. 1").

Amendment No. 1 was filed for the purpose of conforming the SGM Hard Asset Fund's prospectus to the requirements of the new form N1-A statutory and summary prospectus requirements.  Subsequently, the Registrant's Board of Trustees concluded that closing the Fund would be in the best interests of its shareholders.  Consequently, the Fund has ceased operations and is no longer selling shares of the Fund.

The Registrant requests that the SEC issue an order granting its request for withdrawal of the Amendment as soon as is practicable.  The Registrant's CIK number is 0001448100.

If you have any comments or questions, please contact JoAnn M. Strasser at (513) 352-6725.

Very truly yours,

/s/ JoAnn M. Strasser

JoAnn M. Strasser